Exhibit 99.a

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                            May 27, 2004
Contact:    Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

Message to our Shareholders on 2004 First Quarter Results

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the first quarter ended March 31, 2004. All figures are in US dollars.

Revenues from continuing operations for the first quarter of 2004 were $5.6 million, an increase of 9% over 2003 revenues from continuing operations of $5.1 million for the same period. Net income for the period was $353 thousand compared to $676 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted by development efforts, NAFTA expenses and extraordinary promotional costs in Panama. The earnings per share were $0.01 in Q1 2004 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.2 million compared to $1.8 million for the same period in 2003. The
Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $815 thousand at December 31, 2003 to $492 thousand at March 30, 2004.

In Panama, 2004 revenues for casinos with comparable 2003 results posted a 3.5% decrease for the quarter compared to the same period last year. Revenues were essentially the same as Q1 2003 when the results from DeCameron beach casino, which opened in April 2003, are included. Panama spent $542 thousand in marketing and promotions during Q1 2004 (an increase of over $300,000 for the same period in 2003). This amount was invested to counteract a dramatic increase in competition in the Panama market resulting from an approximate 60% increase in product in the market in the quarter.

In Guatemala, revenues for the first quarter increased 8% over the same period in 2003. The steady introduction of an additional 25 machines has had a positive impact on operations, as has the Fiesta Cafe, which provides standard bar fare and sandwiches. The salon now operates with a total of 283 machines.

In Nicaragua, the two casinos generated strong revenues of $2.3 million for the quarter. The Company merged in March 2003, and reflects in the statement of operations its 20.54% interest as equity gain in equity investments. Buoyed by the strength of its revenue performance, the Company is able to report a net equity gain of $113 thousand for the quarter.

In Venezuela, the foreign exchange rate was allowed to float since February 2004, after the government froze the rate in February 2003 at 1,600 Bolivars to 1 US dollar. The currency has

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com further devalued to 1,900 Bolivars to 1 US dollar. In spite of the devaluation, the entity enjoyed in Q1 2004, one of its biggest local-currency revenue periods, including a record month in February 2004. Revenues, in the local currency, for the quarter were 50% greater than the comparable period in 2003. The entity posted operating profit of $354 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. The Company is pleased that construction of the "Events Center" at the Intercontinental Hotel in Puerto Ordaz has been completed. This "Events Center" is an added boost to attracting patrons into the Fiesta Casino.

In Costa Rica, where the Company began operations in October 2003, revenues were $567 thousand for Q1 2004. The operation, which has 68 table positions and 195 machines, generated a profit of $118 thousand for the quarter, of which 50% is consolidated by the Company.

The Company's development efforts in Chile continue to advance. As stated in previous releases, two casino development agreements have been signed that are contingent upon the passage of the law and the winning of public bids. The law is currently in the last committee in the Senate and passage is expected this year, with bids in early 2005. Agreements for other casino properties, which would form the foundation for a bid proposal, are under negotiation.

The Company continues to pursue financing for new gaming opportunities in Costa Rica. The Company previously entered into a Letter of Intent with a U.S. financial group as disclosed in the April 19, 2004 Press Release. This LOI was recently terminated and the warrants tied to this proposed financing were cancelled. The Company is working with current partners to build the newly developed operations. Dilution will occur at the project level.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q1 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q1 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com